THE GLADSTONE COMPANIES, INC.

1521 WESTBRANCH DRIVE, SUITE 100

MCLEAN, VIRGINIA 22102

September 3, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Gessert

Re:	The Gladstone Companies, Inc.

Offering Statement on Form 1-A, File No. 024-11232

Dear Mr. Gessert:

The Gladstone Companies, Inc., a Delaware corporation, respectfully requests acceleration of Amendment No. 2 to its Offering Statement on Form 1-A (File No. 024-11232) (the “Offering Statement”) so that such Offering Statement may be declared qualified at 3:00 p.m., Eastern time, on September 8, 2020, or as soon as practicable thereafter.

We request that we be notified of such qualification by a telephone call to Erin M. Lett of Proskauer Rose LLP at (202) 416-6829 and that such qualification also be confirmed in writing.